NEWS RELEASE

ELD No. 06-14

TSX: ELD  AMEX: EGO

September 12, 2006

Eldorado Update

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on activities at the Company’s Kisladag Mine in Turkey,  the Tanjianshan Project in China and recent Board and senior management appointments.

Kisladag Mine

Subsequent to second quarter reporting the Company has successfully resolved initial mechanical problems in the crushing circuit and with a water supply pump.

Due to the well fractured nature of the oxide ore, the mine continues to place both crushed and run of mine ore on the leach pad. Production and costs of production in July and August exhibit the expected positive trend and will continue to improve as solution inventory increases to steady state levels allowing increased utilization of the process plant capacity.

Month	Gold Produced (oz)	Cash Operating Cost ($/oz)	Ore Mined (t)	Ore Grade (g/t)
July	7,502	239	597,625	1.24
August	9,781	235	658,714	1.14

The mine commenced commercial production on July 1, 2006 and is planned to produce 70,000 ounces of gold in 2006 at a cash operating cost of $219 per ounce.

Tanjianshan Project

At the Tanjianshan Project in Qinghai Province, China, construction continues to be on schedule for October start-up.  The crushing, grinding and floatation circuits are complete except for electrical and process control work.  The power line has been completed to site and is presently being tied in to the site substation.  Earthworks on the tailings dam are complete and the portion of the dam used for Phase 1 tailings has been lined with high density polyethelene (HDPE).  Mining continues in the Qinlongtan pit area, where both ore and waste are being removed by Qinghai Dachaidan Mining Limited (‘QDML’) mining fleet, and being assisted by a local contractor.  As of the end of August, 96,000 tons of ore has been stockpiled in preparation for the start up in October.

Appointments

Geoffrey Handley, Director

The appointment of Mr. Geoffrey Handley to the Eldorado Board of Directors was effective August 29, 2006.  Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome and is an experienced mining executive.  Geoff holds an Honors BSc from the James Cook University of North Queensland.  He has 30 years of extensive experience in the mining resource industry.  Geoff’s knowledge and experience will compliment the current skill sets of our Board.

Jinxing Ji, Manager, Metallurgy

Mr. Jinxing Ji was appointed Manager, Metallurgy of Eldorado effective April 18, 2006 and is responsible for overseeing metallurgical matters at the Company’s operations, development projects and exploration properties.  Jinxing holds three degrees in extractive metallurgy, receiving his Ph.D. in hydrometallurgy from the University of British Columbia in 1993, and his Bachelor of Engineering and Master of Engineering in extractive metallurgy from Shanghai University.  Most recently Jinxing was a Consulting Metallurgist with Placer Dome in Vancouver and served as the Technical Manager of Metallurgy for the Pueblo Viejo Project.  The addition of Jinxing to the Company strengthens our technical team and enhances our ability to maximize productivity at our current operations and provide expertise in the evaluation of potential future acquisitions.

Paul Mann, Corporate Controller

Mr. Paul Mann was appointed Corporate Controller of Eldorado effective June 23, 2006.  Paul is a Chartered Accountant in 1993 and also holds a BSc in Mechanical Engineering from the University of British Columbia.  Prior to joining Eldorado Paul was the Corporate Controller for Hunter Dickinson Inc. and has international experience in South Africa, Chile, Mexico and China.   The addition of Paul Mann brings a relevant set of skills to the finance teams in Canada and at our international operations.

“We are very pleased to welcome Geoff, Jinxing and Paul to our Board and Management.  Their collective skill sets will enhance the Company’s ability to grow as an international gold mining company” said Paul Wright, President & CEO.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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